UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-51297

CUSIP NUMBER
86707Q 10 7

(Check One):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.

Part I—Registrant Information

Full Name of Registrant: T Bancshares, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 16000 Dallas Parkway
Dallas, Texas 75248

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

General Discussion.

T Bancshares, Inc. (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis with the Company’s wholly-owned subsidiary, T Bank, N.A. (the “Bank”) as “we”, “our” or “us”) is not able to file a timely Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) by the prescribed due date without unreasonable effort and expense.  As a result of the timing of discussions with regulatory agencies related to regulatory issues affecting the Bank (as described below), and the significant time and focus on these issues necessary of management over recent months and weeks, the Company has been unable to finalize our consolidated financial statements at and for the year ended December 31, 2009, or the balance of the 2009 Form 10-K, due to the unavailability of key management personnel who have been focused intensely on these regulatory issues.

In compliance with Part IV, Item 3 of Form 12b-25, this notification contains unaudited financial information about anticipated changes in our results of operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008.  This discussion, which can be found in Part IV, Item 3 below, is necessarily subject to change based on developments with such regulators, and finalization of our financial statements and completion of the corresponding audit.

Regulatory Issues.

The Bank was recently informed by its primary regulator, the Office of the Comptroller of the Currency (the “OCC”), that the OCC intended to institute an enforcement action for alleged violations of the Federal Trade Commission Act in connection with certain merchants and a payment processor that were Bank customers between September 1, 2006 and August 27, 2007. The Bank terminated all business relationships with the merchants and the payment processor on August 27, 2007. The OCC alleges that the merchants and the payment processor defrauded consumers.  It has asserted that, by accepting consumer payments for deposit from the merchants and introducing those payments into the payment clearing system, the Bank materially aided the merchants and the payment processor in the alleged fraudulent activity.  They have therefore suggested that, among other remedies, they would seek restitution and civil money penalties from the Bank.

Because the cost of defending a regulatory enforcement action is likely to be significant, would likely take a protracted timeframe, and we cannot be certain of a favorable outcome to the Bank, the Bank has undertaken negotiations with the OCC regarding a possible settlement with the OCC of these claims.  We have over the past few weeks devoted first priority to these discussions with the hope that that this priority might result in an acceptable settlement with the OCC several days or more prior to the due date of the 2009 Form 10-K - thereby allowing us to fully analyze the settlement and its impact (if any) on our year-end 2009 financial statements (including the footnotes thereto) and allowing us to timely prepare, finalize and file our 2009 Form 10-K.  No such settlement with the OCC has taken place.  And in the last few days, it became apparent that, whether or not any such settlement were to occur prior to March 31, 2010, we would be unable to finalize our 2009 year-end financial statements, or the balance of the 2009 Form 10-K, in a timeframe to allow us to timely file our 2009 Form 10-K.

The OCC has proposed that, in lieu of institution of one or more enforcement actions relating to the claims it has asserted above, the Bank settle the claims made by the OCC by entering into an agreement with the OCC (the “Agreement”) and a consent order for a civil money penalty (the “Order”) payable by the Bank.  The Bank has not determined whether it would be willing to settle these claims based on what it believes to be the current expectations of the OCC for a settlement, which we believe may include (in addition to significant and material amounts of restitution and civil money penalties) requirements relating to the Bank’s achievement of certain capital ratios, reductions in levels of criticized assets, and enhancement of the Bank’s liquidity and profitability levels.  However, as discussed in more detail in Part IV of this Form 12b-25, the Bank has determined an amount of expected restitution and/or civil money penalty that it would agree to pay in order to settle the alleged claims by the OCC.  If the Bank and the OCC are unable to negotiate mutually satisfactory terms and amounts under the Agreement and the Order, the Bank may choose to litigate the allegations with the OCC.

Although we do not know at this time the precise amounts that would ultimately be payable by us under the terms of any finalized Agreement and Order (assuming we and the OCC finalize and enter into such a settlement), we expect that any such settlement would ultimately require the Bank to, among other things, pay a significant and material restitution payment and a significant and material civil money penalty.  Further, there is no assurance that the Bank would be able to comply with all of the requirements of an executed Agreement and/or Order, including our ability to meet any stated capital requirements contained therein.  Nor is there assurance that, should the Bank pay significant and material amounts of restitution and/or civil money penalties, the short and long term financial condition, results of operations, liquidity, and/or prospects of the Bank, upon which the Company is dependent, will not be materially, adversely, and irreparably impacted.  In the event no settlement with the OCC is ultimately entered into and the OCC determines to bring enforcement actions against the Bank as described above, we intend to deny the allegations of the OCC and we believe we have meritorious defenses against the claims that we expect would be asserted in these actions and we intend to defend any such actions vigorously; however, the ultimate outcome of any such actions are uncertain.

Forward-Looking Statements

Certain Statements contained in this Report on Form 12b-25 that, are not purely historical, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including our expectations, intentions, beliefs, or strategies regarding the future. Any statements in this Report about expectations, beliefs, plans, objectives, assumptions or future events or performance, including without limitation, our future earnings and financial condition, the potential negotiations with, or actions of, our regulators, and whether or not we will be required to seek bankruptcy protection, are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law. It is important to note that our actual results may differ materially from those in such forward-looking statements due to fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which we conduct operations, including our plans, objectives, expectations and intentions and other factors discussed under the section entitled “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2008, including the following:

•	developments with the OCC in connection with the allegations made by the OCC as described in this Form 12b-25 or the possible settlement of such allegations;

•	we have limited operating history upon which to base an estimate of our future financial performance;

•
if we are unable to implement our business plan and strategies, we will be hampered in our ability to develop business and serve our customers, which, in turn, could have an adverse effect on our financial performance;

•	we are subject to significant government regulation and legislation that increases the cost of doing business and inhibits our ability to compete;

•	if we fail to retain our key employees, growth and profitability could be adversely affected;

•	we face substantial competition in our primary market area;

•	if we fail to sustain attractive investment returns to our Trust customers, our growth and profitability in our Trust services could be adversely affected;

•	we have a significant dental industry loan concentration in which economic or regulatory changes could adversely affect the ability of those customers to fulfill their loan obligations;

•
if we fail to adequately address formal administrative actions with the Office of the Comptroller of the Currency, this may have an adverse impact on the Company’s operating results or financial condition;

•	we compete in an industry that continually experiences technological change, and we may not be able to compete effectively with other banking institutions with greater resources;

•	the Bank’s current legally mandated lending limits are lower than those of our competitors, which may impair our ability to attract borrowers;

•	an economic downturn, especially one affecting our primary service area, may have an adverse effect on our financial performance;

•
changes in governmental economic and monetary policies, the Internal Revenue Code and banking and credit regulations, as well as other factors, will affect the demand for loans and the ability of the Bank to attract deposits;

•
changes in the general level of interest rates and other economic factors can affect the Bank’s interest income by affecting the spread between interest-earning assets and interest-bearing liabilities;

•	we have no current intentions of paying cash dividends;

•	we may not be able to raise additional capital on terms favorable to us; and

•	our directors and executive officers beneficially own a significant portion of our outstanding common stock.

These factors and the risk factors referred to in our Annual Report on Form 10-K for the year ended December 31, 2008 could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement reflects only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Patrick G. Adams	(972)	720-9000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Results of Operations explanation required by Part IV, Item 3 is immediately below.

As mentioned in Part III above, the Bank has determined that it would be willing to pay out an aggregate amount of $1.13 million in expected restitution payments and/or civil money penalties in order to settle the claims asserted by the OCC and discussed in this Form 12b-25.  By the use of the term “expected” restitution payments, the Company means the amount of restitution and civil money penalties ultimately expected by the Company to be paid to eligible customers and the OCC, respectively, in connection with the settlement, based upon an our estimated realization rate of restitution payments by customers.

Based on applicable accounting rules and guidance, we believe that we will be required to establish a reserve for the contingent liability associated with the OCC allegations discussed earlier.  We currently expect that this reserve will be $1.13 million (based on the willingness of the Bank to settle such claims for such amount) and will be required to be accrued as of December 31, 2009, meaning that we expect this reserve to be reflected in our consolidated financial statements at and for the year ended December 31, 2009 to be filed as part of our 2009 Form 10-K.  This expected reserve we believe represents a reasonable estimate under SFAS 5 of liability based on the facts and circumstances as we understand them today.  However, we can not assure you that this estimate of the required reserve will not change prior the filing of our 2009 Form 10-K based on developments with the OCC, which remain fluid.

We anticipate an approximate net loss for the year ended December 31, 2009 of $2.289 million, compared to net loss of $428 thousand for the same period in 2008.  For the year ended December 31, 2009, our operating results were significantly affected by the large provision for loan losses, primarily associated with deterioration in the Bank’s asset quality, as well as the $1.13 million reserve for expected restitution payments and civil money penalties.

The Company determined, on a preliminary basis, that it would be required to record a provision for loan losses of approximately $1.37 million for the year ended December 31, 2009, an increase of $953 thousand, from the $417 thousand provision for loan losses in 2008. The continuing recession contributed to declining credit quality during 2009 resulting in the inability of borrowers to service their debt. Net loan charge offs for 2009 were approximately $1.3 million. Also, the allowance for loan loss to total loans percentage will potentially increase from 1.31% at December 31, 2008 to 1.41% at December 31, 2009, as well.  Approximate ratios of nonperforming assets as a percentage of total assets increased from 3.4% at December 31, 2008 to 3.9% at December 31, 2009.

T Bancshares, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	/s/ Patrick G. Adams
Patrick G. Adams
President and Chief Executive Officer

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

 GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).